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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             VLSI TECHNOLOGY, INC.

                           (Name Of Subject Company)

                             VLSI TECHNOLOGY, INC.

                      (Name Of Person(s) Filing Statement)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title Of Class Of Securities)

                                   918270109

                     (Cusip Number Of Class Of Securities)

                            ------------------------

                                ALFRED J. STEIN
                            CHIEF EXECUTIVE OFFICER
                             VLSI TECHNOLOGY, INC.
                                1109 MCKAY DRIVE
                           SAN JOSE, CALIFORNIA 95131

                                 (408) 434-3100

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

                            ------------------------

                                   COPIES TO:

                             CHRISTOPHER L. KAUFMAN
                                LATHAM & WATKINS
                             135 COMMONWEALTH DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 328-4600

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is VLSI Technology, Inc., a Delaware corporation ("VLSI"), and the address of the principal executive offices of VLSI is 1109 McKay Drive, San Jose, California 95131. The title of the class of equity securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of VLSI including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Common Share Rights Agreement, dated as of November 7, 1989, as amended on August 12, 1992, as amended and restated on August 24, 1992 and as further amended and restated as of March 7, 1999, all as set forth in the Second Amended and Restated Rights Agreement (the "Second Amended and Restated Rights Agreement"), between VLSI and BankBoston, N.A. (formerly The First National Bank of Boston), as Rights Agent.

ITEM 2.  TENDER OFFER OF THE BIDDER.

    This statement relates to the cash tender offer by Koninklijke Philips Electronic N.V., a company organized under the laws of The Netherlands ("Philips"), and KPE Acquisition Inc., a Delaware corporation ("KPE") and an indirect wholly owned subsidiary of Philips, relating to an offer by KPE to purchase all outstanding Shares at a price of $17.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in KPE's Offer to Purchase dated March 5, 1999 and the related Letter of Transmittal (which together constitute the "Philips Offer"). The Philips Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 5, 1999 and amended March 17, 1999 (the "Schedule 14D-1"), as filed with the Securities and Exchange Commission (the "Commission"). According to the Schedule 14D-1, the principal executive offices of KPE are located at 1251 Avenue of the Americas, 20th Floor, New York, New York 10020.

    On March 12, 1999, Philips and KPE filed proxy materials with the Commission to solicit VLSI's stockholders to act by written consent (the "Philips Solicitation") to remove VLSI's directors, replace them with Philips' hand-picked nominees, and amend the Bylaws of VLSI. VLSI has separately filed a Consent Revocation Statement with the Commission asking stockholders to reject the Philips Solicitation.

    THIS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 DOES NOT CONSTITUTE A SOLICITATION TO REVOKE CONSENTS. ANY SUCH SOLICITATION BY VLSI WILL BE MADE ONLY BY MEANS OF SEPARATE CONSENT REVOCATION SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and business address of VLSI, which is the entity filing this statement, are set forth in Item 1 above.

    (b) Certain contracts, agreements, arrangements or understandings between VLSI or its affiliates and certain of its executive officers, directors or affiliates are described in Annex A attached hereto and incorporated by reference herein.

    Except as incorporated by reference herein or set forth in Item 4 below, to the knowledge of VLSI, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between VLSI or its affiliates and (1) VLSI, its executive officers, directors or affiliates or (2) KPE, Philips or their respective officers, directors or affiliates.

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (A) BACKGROUND; RECOMMENDATION.

    VLSI, like other companies in the semiconductor industry, continually explores the possibility of business relationships and cooperative efforts with other participants in its industry. During 1998, VLSI explored alliances with a number of potential strategic partners, including Ericsson, Inc., Macronix America Inc., Philips, and Wafer Technology Malaysia. Once established, these relationships can involve joint ventures in fabrication, partnerships in product and manufacturing process development, and alliances for technology and information exchange, including licensing and benchmarking.

    As part of these ongoing efforts, VLSI began such a relationship in March 1988 with Philips Export B.V., U.S. Philips Corporation and North American Philips Corporation. VLSI licensed its application-specific integrated circuit design tools and library technology to Philips, and Philips provided manufacturing support to VLSI and engaged in library co-development with VLSI. Although the agreement had a term of six years, VLSI and Philips mutually agreed to end operational activities under the agreement after four and one-half years.

    VLSI currently licenses patent rights and certain technical information as well as trademarks regarding a communication concept for data transmission systems, integrated circuits, or modules, known as "I(2)C", from Philips Export B.V. and U.S. Philips Corporation. The agreement, which began in January 1991, expires in 2004 and provides generally for payments to Philips of a 2% royalty on the net selling price of any product manufactured by VLSI which employs the applicable patent rights. The payments aggregated $375,231, $245,737 and $462,971 in 1996, 1997 and 1998, respectively.

    From 1993 through 1995, representatives from VLSI and Philps discussed areas of possible cooperation between VLSI and Philips on several occasions. No agreement on cooperative activities was reached.

    On November 7, 1996 and on July 1, 1998, VLSI entered into mutual nondisclosure agreements with Philips Consumer Communications L.P., an entity controlled by Philips. These agreements related solely to the possibility of VLSI manufacturing a modem chip for Philips. No agreement to manufacture the modem chips for Philips was reached.

    During 1997 and 1998, officers of VLSI and Philips discussed the possibility of exchanging front-end technology for set-top boxes for cable and satellite television. After several meetings and an exchange of proposals, VLSI decided not to proceed with the technology exchange.

    On September 2, 1998, Arthur van der Poel, Chairman of Philips Semiconductors ("Philips Semiconductors"), called Alfred J. Stein, Chairman and Chief Executive Officer of VLSI, to communicate Philips' interest in meeting to discuss ways in which Philips and VLSI could cooperate in areas of mutual interest. During the conversation, Mr. Stein expressed his willingness to meet at a mutually convenient time in either Europe or the United States to discuss cooperative ventures.

    On September 7, 1998, Mr. Stein received a letter from Mr. van der Poel thanking Mr. Stein for agreeing to discuss ways in which Philips and VLSI might cooperate and accepting Mr. Stein's suggestion that they meet.

    In October 1998, Philips retained Credit Suisse First Boston Corporation as its financial advisor and Sullivan & Cromwell to act as its legal counsel in connection with its exploration of a possible strategic transaction with VLSI. The retention of Philips' financial advisor and legal counsel was not disclosed to VLSI.

    After several attempts to set a date for a meeting, Mr. Stein and Mr. van der Poel arranged to meet for dinner on November 23, 1998.

    On November 20, 1998, Mr. Stein and Robert P. Dilworth, a member of the Board of VLSI, called Mr. van der Poel to confirm that Mr. van der Poel's purpose was not to make an acquisition proposal at the

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meeting on November 23, 1998. Mr. Stein asked Mr. van der Poel whether he was going to bring a written proposal to acquire VLSI to the meeting. Mr. van der Poel replied that he would discuss broad areas in which Philips and VLSI could work together and assured Mr. Stein and Mr. Dilworth that he would not make a proposal to acquire VLSI.

    On November 23, 1998, Mr. van der Poel met Mr. Stein for dinner in San Jose, California. Mr. van der Poel and Mr. Stein discussed business in general. While Mr. van der Poel suggested a possible business combination between VLSI and Philips, he did not present a specific proposal. Mr. Stein responded that, given VLSI's low stock price and the downturn in the semiconductor industry, there was no interest on VLSI's part in considering the sale of VLSI to Philips or to anyone else. However, Mr. Stein and Mr. van der Poel agreed to consider areas in which VLSI and Philips Semiconductors might cooperate.

    On December 3, 1998, Mr. van der Poel sent Mr. Stein a letter outlining three areas in which Mr. van der Poel believed Philips Semiconductors and VLSI could cooperate -- manufacturing, technology and cellular telephony applications -- and suggested that representatives of the two companies meet to discuss a possible cooperation arrangement. In a telephone call on December 17, 1998, Mr. Stein told Mr. van der Poel that he believed manufacturing and technology cooperation were worth exploring and agreed to have the appropriate representatives meet.

    In December 1998, C. Clifford Roe, Vice President Corporate Strategic Programs of VLSI, and Stuart McIntosh, Chief Operations Officer of Philips Semiconductors, exchanged messages concerning possible cooperation on manufacturing issues.

    On January 5, 1999, Mr. Roe, Rajeeva Lahri, Chief Technical Officer of VLSI, and Ted Malunczuk, Vice President of Operations of VLSI, participated in a call with Mr. McIntosh and Theo Claasen, Chief Technology Officer of Philips Semiconductors. Mr. McIntosh expressed Philips' interest in benchmarking on manufacturing operations and Philips' desire for a partner for a wafer manufacturing facility which Philips planned to build in Singapore. Representatives from VLSI discussed the possibility that Philips could be a partner for VLSI's existing manufacturing facility in San Antonio, Texas, rather than, or in addition to, Philips building a manufacturing facility in Singapore. The participants decided to resume discussions regarding manufacturing cooperation at a later date. Mr. Claasen and Mr. Lahri agreed to schedule a call for January 7, 1999 to discuss ways in which the two companies could cooperate in the technology area.

    On January 7, 1999, Mr. Claasen called Mr. Lahri to schedule a meeting at VLSI's offices in San Jose, California on February 16, 1999.

    On January 29, 1999, at VLSI's manufacturing facility in San Antonio, Texas, Mr. McIntosh and David Ledvina, Vice President San Antonio Wafer Operations of VLSI, discussed ways in which the two companies could cooperate in manufacturing. At the time, VLSI was also looking for a partner to share process technology development costs on a long-term basis.

    On February 16, 1999, Mr. Claasen, Rob Horbach, Strategy Officer of Philips Semiconductors, Lambert van den Hoven, Manager Design Technology of Philips Semiconductors, and Mr. Bart De Loore, Marketing Manager for Design Technology of Philips Semiconductors, met with Mr. Lahri, Mr. Roe, and Bob Payne, Vice President Strategic Technology of VLSI, at VLSI's offices in San Jose, California, to discuss cooperative efforts between the two companies in technology.

    In the course of the meetings concerning manufacturing and technology issues, confidential information was disclosed to Philips.

    On February 17, 1999, Mr. van der Poel sent an e-mail to Mr. Stein suggesting that they meet on the afternoon of February 25, 1999, when Mr. van der Poel planned to be in California. Mr. Stein replied by e-mail that he would be available to meet that afternoon at the VLSI office in San Jose.

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    In an e-mail on February 24, 1998, Mr. van der Poel stated that the
President of Philips, Mr. Cor Boonstra, would be available to join Mr. van der Poel and Mr. Stein on Mr. Boonstra's trip from Asia to the East Coast of the United States. Mr. van der Poel suggested in the e-mail that this was an excellent opportunity to meet face to face and exchange views.

    On February 25, 1999, Mr. Stein met with Mr. Boonstra and Mr. van der Poel at VLSI's offices in San Jose, California. At that meeting, Mr. Boonstra and Mr. van der Poel said that Philips intended to propose to VLSI's Board of Directors that Philips acquire VLSI. Mr. Boonstra and Mr. van der Poel discussed Philips' business rationale and the strategic benefits to Philips of combining the two companies. Mr. Stein stated that he did not wish to consider a combination at that time, believed VLSI's business position was improving and felt that the potential for VLSI's stockholders, if VLSI remained an independent company, was excellent. Mr. Boonstra and Mr. van der Poel indicated that Philips wished to proceed on a much faster time schedule.

    Later that day, Mr. van der Poel called Mr. Stein to inform him that Philips would send a letter outlining Philips' proposal. On the evening of February 25, 1999, the following letter was delivered to Mr. Stein:

    Mr. A. J. Stein
    Chairman & CEO
    VLSI Technology, Inc.
    1109 McKay Drive
    San Jose, CA 95131

                                                               February 25, 1999

    Dear Mr. Stein,

        Thank you for meeting with Arthur van der Poel and myself to discuss a possible strategic business combination between our companies. As you know from our recent conversations, Philips has for some time studied the possibility of a combination of our Semiconductors division and VLSI. Those conversations and our meeting today have convinced us that we should progress with our discussions on a fast time track. We have therefore summarized our proposal in this letter so that you can discuss it with your Board of Directors and advisors.

        Based upon our work to date, which has been limited to public sources, Philips would propose to enter into an agreement to acquire VLSI in a merger transaction in which your stockholders would receive $17 in cash for each share.

        We believe our proposal, which represents a premium of approximately 60% to the closing VLSI market price on February 25th, offers an extremely attractive opportunity for your stockholders. Philips would propose to finance the transaction primarily through existing cash balances and thus would not require any contingency or delay traditionally associated with raising capital.

        As we told you, we have the highest regard for your company and your employees, as well as your many innovations in the semiconductor field. We believe that the combined business of VLSI and Philips Semiconductors will be positioned as a global leader in many of the most exciting semiconductor growth markets. Furthermore, we are convinced that the strategic, operational and financial merits of such a combination are compelling and will provide significant benefits to your shareholders, employees, customers, and other stakeholders.

        We plan to use VLSI as a cornerstone of our growth strategy for Philips Semiconductors in North America as a platform for further expansion. As a result, we recognize that VLSI's management and employees are essential to the success of our proposed business combination. We are therefore very interested in discussing with you the ways in which we can properly offer incentives and retain those managers and employees.

                                       4
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        As you can appreciate, with a proposal of this type, time is of the essence, and we are prepared to move accordingly. We would be happy to meet with you and other members of your Board of Directors, senior management and with your advisers as soon as practical to discuss our proposal and to answer any questions you or they may have. We believe it would be mutually desirable if you would give us the opportunity to conduct customary due diligence in parallel with the negotiation of a definitive acquisition agreement.

        We realize that your Board of Directors will want to carefully consider our proposal, but we do ask that you get back to us with a response as soon as possible, but in no event later than the close of business on Wednesday, March 3rd.

        We have discussed the highly sensitive nature of the market information contained in this letter with our legal counsel, Sullivan & Cromwell. Based upon those discussions, we have decided to publicly disclose our acquisition proposal.

        I hope that VLSI will respond favorably to this proposal, and that a combination of our related businesses can be accomplished in an amicable and mutually beneficial fashion. We look forward to your response.

                                                  Sincerely,
                                                  Cor Boonstra
                                                  President & CEO Royal Philips Electronics

    cc: Board of Directors VLSI Technology, Inc.

    Also on the evening of February 25, 1999, Philips issued a press release that announced that Philips had made the proposal to Mr. Stein and VLSI's Board of Directors (the "Board") and set forth the contents of the Philips February 25 letter.

    On February 26, 1999, VLSI issued a press release acknowledging receipt of Philips' proposal and stating that the Board would evaluate the proposal with VLSI's financial and legal advisors.

    On March 3, 1999, VLSI's Board of Directors convened a regularly scheduled meeting. At that meeting the Board confirmed the retention of Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Hambrecht & Quist LLC ("Hambrecht & Quist") as its financial advisors and Latham & Watkins and Richards Layton & Finger as outside legal advisors and directed these advisors to evaluate the Philips Offer. Later that day, VLSI issued a press release stating that VLSI had scheduled a special meeting of its Board for March 23, 1999, at which VLSI would consider the results of an evaluation conducted by its advisors of the proposal set forth in Philips' February 25 letter.

                                       5
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Also on March 4, 1999, Mr. Boonstra sent the following letter to Mr. Stein:

By Facsimile
Mr. A. J. Stein
Chairman & CEO
VLSI Technology, Inc.
1109 McKay Drive
San Jose, CA 95131

                                                                   March 4, 1999

   Dear Mr. Stein,

       We were encouraged to hear that your Board of Directors has an open mind about Philips' proposal to acquire VLSI in a merger transaction in which your stockholders would receive $17 in cash for each share of VLSI common stock.

       We have the highest regard for your company and your employees, as well as your many innovations in the semiconductor field. Combining VLSI with Philips Semiconductors presents both a compelling strategic and operational opportunity for our businesses and compelling financial benefits to your shareholders. The market's response to our proposal confirms this belief.

       Given the compelling nature of this transaction, time is of the essence. Accordingly, to keep this transaction on a fast time track and to demonstrate that we are committed to pursuing it, we plan to commence tomorrow a $17 per share tender offer for all the outstanding shares of VLSI.

       As you are aware, the Company's rights plan is at the present time an impediment to consummation of our offer. Accordingly, in order that your stockholders can receive the benefits of our offer, we request that the Board of Directors redeem the rights outstanding pursuant to the rights plan or otherwise take action to render the rights inapplicable to our offer. If your Board of Directors does not dismantle the rights plan, in order to pursue our offer it would be our intention to seek to replace your Board of Directors with nominees who, subject to their fiduciary duties, would allow the offer to proceed. This is not our preferred course, but we are prepared to take it, should it be necessary in order for us to accept the tenders of the stockholders that respond to our offer.

       We want you, your Board of Directors, your management and your employees to know that we would prefer to negotiate a definitive acquisition agreement with you. We and our advisors are prepared to start the process immediately. In that regard, please contact me or Arthur van der Poel at any time should you wish to discuss our proposal prior to your scheduled Board meeting on March 23, 1999.

                                                  Sincerely,
                                                  Cor Boonstra
                                                  President & CEO Royal Philips Electronics

    cc: Board of Directors VLSI Technology, Inc.

    On March 5, 1999, Philips and KPE commenced the Philips Offer.

    On March 7, 1999, the Board, in a telephonic meeting, approved certain amendments to VLSI's rights plan and bylaws intended to protect the Board's process of evaluating the Philips Offer. The bylaw amendments relate primarily to VLSI's procedures for stockholder meetings and stockholder action by written consent. VLSI amended and restated its stockholder rights plan to, among other things, reduce the Common Stock ownership threshold that triggers the Rights from 20% to 10%, remove a provision that potentially allowed an acquirer to redeem the Rights after replacing the Board and remove "continuing

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director" provisions to bring the rights plan into compliance with a recent
Delaware Supreme Court decision.

    On March 9, 1999, the Board held a telephonic meeting. At that meeting, VLSI's financial advisors and legal advisors reported on the status of their evaluation of the Philips Offer. The Board authorized management and VLSI's financial advisors to make preliminary inquiries and hold preliminary exploratory discussions with third parties concerning potential strategic alternatives as part of the evaluation of the Philips Offer.

    On March 14, 1999, the Board held a telephonic meeting at which the Board was briefed by its financial advisors on the status of their evaluation of the Philips Offer and the preliminary exploratory discussions authorized by the Board on March 9, 1999.

    On March 18, 1999, the Board held a meeting at which the Board again reviewed the Philips Offer and its terms and conditions with VLSI's management and its financial and legal advisors. At this meeting, the Board received a report from management on, and discussed extensively, the March 1999 Management Business Plan (the "1999 Management Business Plan"). Morgan Stanley and Hambrecht & Quist presented their joint financial analysis of the Philips Offer, discussed the 1999 Management Business Plan, reviewed various alternatives available to VLSI, reported on the status of the preliminary exploratory discussions conducted as part of the evaluation of the Philips Offer and presented their oral and written opinions to the effect that the Philips Offer is inadequate, from a financial point of view, to the holders of Shares other than Philips and its affiliates. Presentations were also made by VLSI's legal advisors. After the presentations and discussion by the Board, the Board unanimously determined that the Philips Offer was inadequate and not in the best interests of VLSI's stockholders. The Board also unanimously determined that VLSI should explore its strategic alternatives, including a merger, sale or recapitalization of VLSI, which alternatives could include negotiations with interested parties, including Philips. In the context of those negotiations, the VLSI Board believes interested parties will recognize the strong business potential of VLSI.

    THE VLSI BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE PHILIPS OFFER IS INADEQUATE, AND IS NOT IN THE BEST INTERESTS OF VLSI AND ITS STOCKHOLDERS. ACCORDINGLY, THE VLSI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VLSI'S STOCKHOLDERS REJECT THE PHILIPS OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE PHILIPS OFFER.

    A copy of the letter to VLSI's stockholders communicating the recommendation of the VLSI Board and the press release relating thereto are filed as Exhibits 1 and 2 hereto and are incorporated by reference herein.

    (b) REASONS FOR THE RECOMMENDATION.

    In reaching its determination and recommendation described above, the Board considered its familiarity with, and management's view of, VLSI's business, financial condition, results of operations, business strategy and future prospects, including in particular the strategy and prospects reflected in the 1999 Management Business Plan, the nature of the markets in which VLSI operates and VLSI's position in such markets, the historical and current market prices for the Shares, and the Board's belief, based on the factors described herein, that the Philips Offer is inadequate. In this regard, the Board particularly considered the following:

    - The presentations by Morgan Stanley and Hambrecht & Quist concerning VLSI and the financial aspects of the Philips Offer as well as the oral and written opinions of each of Morgan Stanley and Hambrecht & Quist stating that the Philips Offer is inadequate, from a financial point of view, to the holders of Shares, other than Philips, and its affiliates. The full text of the opinions of Morgan Stanley and Hambrecht & Quist, each dated March 18, 1999, setting forth the assumptions made,

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      matters considered and limitations on the review undertaken, are attached hereto as Exhibits 28 and 29, respectively, and are incorporated by reference herein.

    - Information provided by Morgan Stanley and Hambrecht & Quist relating to the preliminary exploratory discussions conducted as part of the evaluation of the Philips Offer.

    - The Board's determination to explore strategic alternatives which have the potential of resulting in a value for the Shares in excess of the Philips Offer.

    - The Board's perception of VLSI's improved financial condition, results of operations and business.

    - The Board's perception of improving conditions in the overall semiconductor industry generally and in VLSI's four primary business segments--digital entertainment, wireless, networking and advanced computing--in particular, which have been adversely affected by market conditions in the last two years.

    The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weight to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to the terms of separate engagement letters, each effective as of March 1, 1999, VLSI retained Morgan Stanley and Hambrecht & Quist as its financial advisors with respect to the Philips Offer and the evaluation of strategic alternatives to such offer.

    Pursuant to the engagement letters, VLSI has agreed to pay each of Morgan Stanley and Hambrecht & Quist the following fees: (i) a fee of $1,000,000 payable upon execution of the relevant engagement letter, (ii) a fee of $500,000 payable upon notification to the Board of the subject advisor's readiness to deliver a written opinion to the Board as to the adequacy or fairness of the Philips Offer,
(iii) a fee of $4,300,000 (subject to offset for any fees paid under clauses (i) or (ii) above) payable if the Board concludes that the Philips Offer is not in the best interests of VLSI's common stockholders and the Philips Offer is withdrawn or abandoned or does not result, by March 1, 2000, in an "acquisition transaction" and (iv) with respect to an "acquisition transaction," a fee equal to 0.55% of the aggregate value of the acquisition transaction plus an incentive fee for any excess in aggregate value resulting from Prices Per Share greater than $17 (subject to offset for any fees paid under clauses (i) or (ii) above).

    "Acquisition transaction" means: (i) any merger, consolidation, reorganization or other combination pursuant to which the business of VLSI is combined with another entity and the equity holders of VLSI prior to such merger, consolidation, reorganization or other business combination do not own 50% or more of the equity securities of the combined entity resulting from such merger, consolidation, reorganization or other business combination; (ii) the acquisition of a majority of the voting stock of the Company by way of a tender or exchange offer, negotiated or open market purchase or otherwise; (iii) the acquisition of all or substantially all of the assets of the Company; (iv) any change in the composition of the Board of VLSI, whether by a proxy contest, the solicitation of shareholder action by written consent or otherwise, over a period of 12 consecutive months (or less) such that a majority of the members of the Board ceases to be comprised of individuals who either (a) have been members of the Board since the beginning of such period, or (b) have been elected or nominated for election as members of the Board during such period by at least a majority of the members of the Board described in clause (a) who were still in office at the time such election or whose nomination was approved by the Board; or (v) the acquisition of VLSI whether effected, in any case, in one transaction or a series of transactions.

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
    VLSI has also agreed to indemnify each of Morgan Stanley and Hambrecht & Quist against certain liabilities (including those under the federal securities laws) incurred in connection with their respective engagement. VLSI has also agreed to reimburse each of Morgan Stanley and Hambrecht & Quist for their reasonable out-of-pocket expenses, including fees and expenses of their respective legal advisors.

    The engagement of each of Morgan Stanley and Hambrecht & Quist may be terminated at any time by either the relevant financial advisor or VLSI. The terminated financial advisor will be entitled to any compensation earned by it to the date of termination, including the reimbursement of all reasonable expenses to such date. In certain circumstances, the fees under the respective engagement letters will also be payable for up to one year after such termination.

    VLSI has retained MacKenzie Partners, Inc. ("MacKenzie Partners") to assist VLSI in connection with its communications with stockholders with respect to, and to provide other services to VLSI in connection with, the Philips Offer. VLSI will pay MacKenzie Partners reasonable and customary compensation for their services and will reimburse MacKenzie Partners for the reasonable out-of-pocket expenses incurred in connection therewith. VLSI has agreed to indemnify MacKenzie Partners against certain liabilities and expenses, including certain liabilities under the federal securities laws.

    VLSI has retained Kekst & Co. ("Kekst") as its public relations advisor in connection with the Philips Offer and related matters. VLSI will pay Kekst reasonable and customary compensation for its services plus reimbursement for reasonable out-of-pocket expenses. VLSI has also agreed to indemnify Kekst against certain liabilities and expenses, including certain liabilities under the federal securities laws.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except as set forth below or as described in Annex A attached hereto and incorporated by reference herein, there have been no transactions in Shares which were effected during the past 60 days by VLSI, or to the best knowledge of VLSI, by any executive officer, director, affiliate or subsidiary of VLSI. Mr. Stein exercised options for 265,000 Shares on February 19, 1999, at an average exercise price of $7.29 per Share, and exercised options for 381,821 Shares on February 22, 1999, at an average exercise price of $11.22 per Share.

    (b) To the best knowledge of VLSI, (i) none of its executive officers, directors, affiliates or subsidiaries presently intends to tender Shares pursuant to the Philips Offer and (ii) none of its executive officers, directors, affiliates or subsidiaries presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons. The foregoing does not include Shares over which, or with respect to which any such executive officer, director or affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) As part of its evaluation of the Philips Offer, VLSI and its financial advisors have held preliminary exploratory discussions with a number of parties regarding potential strategic alternatives available to VLSI. VLSI will continue to engage in discussions and such discussions are expected to lead to negotiations with one or more potential parties with respect to a potential strategic transaction. Any such potential strategic transaction would relate to or result in (i) an extraordinary transaction such as a merger or reorganization, involving VLSI or one or more subsidiaries of VLSI and another company; (ii) a purchase, sale or transfer of a material amount of assets by VLSI or one or more subsidiaries of VLSI; (iii) a tender offer for or other acquisition of securities by or of VLSI; or (iv) a material change in the present capitalization or dividend policy of VLSI.

    The Board has determined that disclosure of the possible terms of any transactions or proposals of the type referred to above in this Item 7 prior to an agreement in principle with respect thereto would jeopardize the initiation or continuation of negotiations with respect to such transactions and proposals and has, accordingly, instructed management not to disclose such possible terms, or the parties thereto, until such agreement has been reached or as may otherwise be required by law.

    (b) Other than as set forth above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Philips Offer that relate to or would result in one of more of the events referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    RIGHTS AGREEMENT AMENDMENT

    On November 7, 1989, the Board authorized and declared a dividend of one right for each share of Common Stock of VLSI outstanding on the close of business on December 8, 1989 (the "Record Date"), each right representing the right to purchase one share of Common Stock, for $45.00 (the "Purchase Price") upon the terms and subject to the conditions set forth in the original Rights Agreement among the parties thereto, dated as of November 7, 1989 (the "Original Agreement").

    On August 12, 1992, the Board authorized the amendment and restatement of the Original Agreement in its entirety (the "First Amended and Restated Rights Agreement"), under which each right represented the right to purchase one one-thousandth of a share of Series A Participating Preferred Stock (the "Preferred Stock") for the Purchase Price. On August 24, 1992, the Board authorized the amendment of the First Amended and Restated Rights Agreement to except certain transactions by Intel Corporation from triggering defensive measures under the First Amended and Restated Rights Agreement.

    On March 7, 1999, the Board authorized the further amendment and restatement of the First Amended and Restated Rights Agreement, as theretofore amended, as set forth in a Second Amended and Restated Rights Agreement dated as of March 7, 1999. The following is a general description of the Second Amended and Restated Rights Agreement, and is subject to the detailed terms and conditions of the Second Amended and Restated Rights Agreement.

    Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") has acquired beneficial ownership of 10% or more of the outstanding Shares or (ii) such date, as determined by action of the Board, after the date of the commencement of, or first public announcement of an intention to make, a tender offer, or exchange offer, the consummation of which would result in a person or group becoming an Acquiring Person, and prior to the time any person becomes an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued upon transfer or new issuances of Common Stock will contain a notation incorporating the Second Amended and Restated Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for Shares, even without such notation, will also constitute the transfer of the Rights associated with the Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

    The Rights are not exercisable until the Distribution Date. The Rights will expire on November 7, 1999 (the "Final Expiration Date"), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by VLSI, in each case as described below.

    The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

    The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

    Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of
(a) $1.00 per share, and (b) an amount equal to 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of VLSI, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $1,000 per share (plus any accrued but unpaid dividends) and (b) an amount equal to 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

    Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

    In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

    In the event that, after a person or group has become an Acquiring Person, VLSI is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom VLSI has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

    At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of VLSI's preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of VLSI, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

    At any time prior to the time an Acquiring Person becomes such, the Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") payable, at the option of VLSI, in cash, shares of Common Stock or such other form of consideration as the Board shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. All references to "Continuing Directors" in the First Amended and Restated Rights Agreement have been removed in the Second Amended and Restated Rights Agreement.

    For so long as the Rights are then redeemable, VLSI may, except with respect to the Redemption Price, amend the Second Amended and Restated Rights Agreement in any manner. After the Rights are no longer redeemable, VLSI may, except with respect to the Redemption Price, amend the Second Amended and Restated Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

    Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of VLSI, including, without limitation, the right to vote or to receive dividends.

    The Second Amended and Restated Rights Agreement is filed as Exhibit 18 hereto and is incorporated by reference herein.

    AMENDMENT OF BYLAWS

    On March 7, 1999, the Board amended the Bylaws of VLSI to (i) give the Board the sole power to set the record date for any solicitation of stockholder consents; (ii) confirm that the Board has the sole power to set the record date for any stockholder meeting; (iii) give the Board the discretion to set the date of the stockholders' annual meeting without regard to any specific date; (iv) grant the Board the power to adjourn, cancel or postpone a stockholder meeting;
(v) authorize the Board and the chair of the stockholder meeting to regulate the conduct of business; and (vi) give the Board the exclusive power to set the date of a special meeting within 60-75 days of the receipt by VLSI of a request for a special meeting by 10% of VLSI's stockholders. The amendment to the Bylaws is filed as Exhibit 19 hereto and is incorporated by reference herein.

    LITIGATION

    On March 5, 1999, KPE Acquisition Inc. ("KPE") filed a complaint against VLSI in the Delaware Court of Chancery styled KPE ACQUISITION INC. V. VLSI TECHNOLOGY, INC., ET AL., C.A. No. 16992. KPE seeks an order from the Court (i) declaring that VLSI's refusal to redeem VLSI's rights plan in response to the Philips Offer, declare the Philips Offer to be a "Permitted Offer" within the meaning of VLSI's rights plan, or otherwise render the rights plan inapplicable to the Philips Offer constitutes a breach of the VLSI directors' fiduciary duties to VLSI's stockholders; (ii) compelling the VLSI directors to declare the Philips Offer to be a "Permitted Offer" within the meaning of VLSI's rights plan, redeem the rights, or otherwise render the rights plan inapplicable to the Philips Offer; (iii) declaring that the continuing director provision in VLSI's rights plan is invalid under Delaware law; and (iv) granting such other and further relief as the Court deems just and proper.

    From March 3, 1999 through March 8, 1999, six purported class action lawsuits were filed by alleged stockholders of VLSI against VLSI and the Board in the Delaware Court of Chancery, styled MICHAEL BERNSTEIN V. VLSI TECHNOLOGY, INC., ET AL., C.A. No. 16988; FELICIA BERNSTEIN V. VLSI TECHNOLOGY, INC., ET AL., C.A. No. 16989; CHARLES MILLER V. VLSI TECHNOLOGY, INC., ET AL., C.A. No. 16993; RUTH ELLEN MILLER V. RICHARD M. BEYER, ET AL., C.A. No. 16994; DAVID OLEN
V. RICHARD M. BEYER, ET AL., C.A. No. 16986; and MISHEL S. TEHRANI V. RICHARD M. BEYER, ET AL., C.A. No. 16998. The class actions set forth substantially similar allegations of purported misconduct by the Board in allegedly failing to promptly negotiate with Philips, thereby failing to maximize stockholder value and depriving the VLSI stockholders of an opportunity to obtain a substantial premium for their shares. The stockholder plaintiffs seek an order from the Court (i) declaring the actions to be class actions; (ii) compelling the Board to carry out its fiduciary duties to the VLSI stockholders; (iii) enjoining the Board from using the corporate machinery to entrench itself in office; (iv) ordering the VLSI directors to take steps to facilitate a premium acquisition of VLSI; (v) requiring the VLSI directors to account for all damages suffered by VLSI's stockholders; (vi) awarding the plaintiffs attorneys' fees and costs; and (vii) granting such other relief as may be just and proper.

    On March 9, 1999, a seventh purported class action lawsuit was filed by alleged stockholders of VLSI against VLSI, its directors, and certain of its officers in the Delaware Court of Chancery styled LILLIE BARENHOLTZ, ET AL. V. RICHARD BEYER, ET AL., C.A. No. 17010. In addition to reciting allegations substantially similar to the six previously filed purported class actions, the BARENHOLTZ complaint alleges that the VLSI directors breached their fiduciary duties by lowering the trigger for VLSI's rights plan from 20% to 10%. The BARENHOLTZ complaint seeks an order (i) declaring the action to be a proper class action; (ii) compelling the VLSI directors to carry out their fiduciary duties to VLSI's stockholders; (iii) enjoining the implementation of VLSI's rights plan unless deployed in a way that will maximize stockholder value; (iv) awarding the plaintiffs attorneys' fees and costs; and (v) granting such other and further relief as may be just and proper.

    The texts of the respective complaints, are filed as Exhibits 20 through 27 hereto and are incorporated by reference herein.

    Information regarding beneficial ownership of VLSI Shares, VLSI director compensation and VLSI executive officer compensation is described in Annex A attached hereto and incorporated by reference herein.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

1.         Letter to Stockholders of VLSI dated March 18, 1999.*

2.         Press Release dated March 18, 1999.*

3.         Executive Performance Incentive Plan (incorporated by reference from Exhibit to
           Annual Report on Form 10-K for the fiscal year ended December 29, 1985).

4.         1986 Directors' Stock Option Plan, as amended (incorporated by reference from
           Exhibit to Annual Report on Form 10-K for the fiscal year ended December 30, 1994).

5.         1992 Stock Plan, as amended (incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 26, 1997).

6.         Compass Design Automation, Inc. 1992 Stock Option Plan, as amended (incorporated by reference from Exhibit to Annual Report on Form 10-K for the fiscal year ended
           December 30, 1994).

7.         Form of Executive Change in Control Agreement by and between VLSI and each of the following officers of VLSI: John S. Hodgson and Thierry M. Laurent (incorporated by reference from Exhibit to Annual Report on Form 10-K for the fiscal year ended
           December 27, 1996).

8.         Long Term Incentive Plan adopted October 8, 1996 (incorporated by reference to
           Annual Report on Form 10-K for the fiscal year ended December 27, 1996).

9.         1998 Nonstatutory Stock Option Plan (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended December 26, 1997).

10.        Nonqualified Deferred Compensation Plan adopted effective June 1, 1997 and as amended on March 4, 1998 (incorporated by reference to the Annual Report on Form
           10-K for the fiscal year ended December 26, 1997).

11.        Letter Agreement (and Addendum) between VLSI and John S. Hodgson, dated March 21,
           1997 (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended December 26, 1997).

12.        Letter Agreement between VLSI and Douglas M. McBurnie, dated August 6, 1997
           (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended December 26, 1997).

13.        Letter Agreement between VLSI and Richard M. Beyer, dated as of August 14, 1998.

14.        Severance Agreement between VLSI and Douglas M. McBurnie, dated as of October 21,
           1998.

15.        Employment Agreement between Alfred J. Stein and VLSI dated August 28, 1998
           (incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period September 25, 1998).

16.        Supplemental Employment Agreement dated as of August 28, 1998 between Alfred J.
           Stein and VLSI.

17.        Employment Agreement between Alfred J. Stein and VLSI dated July 8, 1998
           (incorporated by reference to the Quarterly Report on Form 10-Q for the period ended
           June 26, 1998).

18.        Second Amended and Restated Rights Agreement, dated as of March 7, 1999
           (incorporated by reference to the Registration Statement on Form 8-A/A filed on
           March 9, 1999).

19.        Amendment of Bylaws of VLSI Technology, Inc., dated March 7, 1999 (incorporated by reference to the Current Report on Form 8-K dated March 7, 1999).

20.        Complaint in KPE Acquisition Inc. v. VLSI Technology, Inc., et. al., C.A. No. 16992,
           filed in the Court of Chancery of the State of Delaware on March 5, 1999.

21.        Complaint in Olen v. Richard M. Beyer, et al., C.A. No. 16986, filed in the Court of
           Chancery of the State of Delaware on March 3, 1999.

22.        Complaint in Bernstein v. VLSI Technology, Inc., et al., C.A. No. 16988, filed in the Court of Chancery of the State of Delaware on March 3, 1999.

23.        Complaint in Bernstein v. VLSI Technology, Inc., et al., C.A. No. 16989, filed in the Court of Chancery of the State of Delaware on March 4, 1999.

24.        Complaint in Miller v. VLSI Technology, Inc., et al., C.A. No. 16993, filed in the
           Court of Chancery of the State of Delaware on March 5, 1999.

25.        Complaint in Miller v. Richard M. Beyer, et al., C.A. No. 16994, filed in the Court of Chancery of the State of Delaware on March 5, 1999.

26.        Complaint in Tehrani v. VLSI Technology, Inc., C.A. No. 16998, filed in the Court of
           Chancery of the State of Delaware on March 5, 1999.

27.        Complaint in Barenholtz, et al., v. Richard Beyer, et al., C.A. No. 17010, filed in the Court of Chancery of the State of Delaware on March 9, 1999.

28.        Opinion of Morgan Stanley & Co. Incorporated.*

29.        Opinion of Hambrecht & Quist LLC.*

------------------------

*   Included in materials being distributed to stockholders of VLSI.

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 1999                           VLSI TECHNOLOGY, INC.

                                                By:  /s/ Alfred J. Stein
                                                    ----------------------------------------
                                                    Name:  Alfred J. Stein
                                                    Title:   Chairman of the Board and
                                                           Chief Executive Officer

                                                                         ANNEX A

    In response to Items 3, 6 and 8 of this Schedule 14D-9, this Annex A describes security ownership of VLSI Shares, VLSI director compensation and VLSI executive officer compensation.

                               SECURITY OWNERSHIP

    The following table sets forth the beneficial ownership of Shares as of March 16, 1999: (i) by each director, (ii) by each executive officer, and two former executive officers, listed in the Summary Compensation Table under the heading "Executive Officer Compensation," (iii) by all current directors and executive officers as a group, and (iv) by any person known to VLSI to be the beneficial owner of more than five percent of VLSI's outstanding Shares.

                                                                                                        APPROXIMATE
NAME OF PERSON OR IDENTITY OF GROUP                                                NUMBER OF SHARES     PERCENTAGE
---------------------------------------------------------------------------------  -----------------  ---------------
Lazard Freres & Co. LLC (1)......................................................       3,117,022            6.69%
  30 Rockefeller Plaza
  New York, New York 10020
Richard M. Beyer (2) (3).........................................................          64,872               *
Pierre S. Bonelli (2)............................................................          25,000               *
Robert P. Dilworth (2)...........................................................          25,000               *
John S. Hodgson..................................................................               0               *
William G. Howard, Jr. (2).......................................................          10,000               *
Thierry M. Laurent (2)...........................................................         112,250               *
Victor K. Lee....................................................................           1,341               *
Paul R. Low (2)..................................................................          10,000               *
Douglas McBurnie (3).............................................................               0               *
Sunil Mehta......................................................................              95               *
Alfred J. Stein (2)..............................................................       1,438,430            3.07%
Horace H. Tsiang (2).............................................................          10,000               *
All current directors and executive officers as a group
  (11 persons) (2) (4)...........................................................       1,634,116            3.47%

------------------------

*   Less than 1%.

(1) As reported in Schedule 13G, dated February 16, 1999, Lazard Freres & Co. LLC, a registered investment adviser, has sole power to vote or to direct the vote of 2,487,210 Shares and sole power to dispose or to direct the disposition with respect to all 3,117,022 Shares. Such firm's clients have the right to receive dividends and proceeds of sale of the Shares. No client is known to have an interest in Shares representing more than 5% of the outstanding Shares.

(2) Includes 62,500, 25,000, 25,000, 10,000, 104,750, 10,000, 330,680, and 5,000
    Shares exercisable within 60 days of March 16, 1999 under options held by Messrs. Beyer, Bonelli and Dilworth, Dr. Howard, Mr. Laurent, Dr. Low, and Messrs. Stein and Tsiang, respectively.

(3) Messrs. Beyer and McBurnie resigned as executive officers of VLSI in August 1998 and October 1998, respectively.

(4) Includes 572,930 Shares exercisable within 60 days of March 16, 1999 under options held by four Outside Directors and seven current executive officers.

                             DIRECTOR COMPENSATION

    Non-employee members of the Board ("Outside Directors") receive an annual retainer of $10,000, a fee of $2,000 per Board meeting attended and $500 per Compensation Committee or Audit Committee (together, the "Committees") meeting attended (if such meeting is not held within one day of a Board meeting). VLSI also reimburses its directors for certain expenses incurred by them in their capacity as directors or in connection with attendance at Board or Committee meetings.

    In addition, Outside Directors participate in the 1986 Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for the automatic grant of non-statutory stock options to Outside Directors upon first joining the Board and on an annual basis thereafter in order to motivate them to continue to serve as directors. A total of 300,000 Shares is reserved for issuance during the current 10-year term of the Plan, which expires in August 2001. The exercise price of options granted under the Directors' Plan is the fair market value of the Shares on the date of the automatic grant, as determined in accordance with the Directors' Plan. Options granted under the Directors' Plan have a term of ten years.

    Each Outside Director who was serving as such on the date of adoption of the Directors' Plan received an automatic grant on such date of an option to purchase 20,000 Shares (a "First Option"). A First Option becomes exercisable cumulatively with respect to 5,000 Shares on the first day of each fiscal year following the date of grant for so long as the holder of the option is an Outside Director on such date. Each person who becomes an Outside Director subsequent to the date of adoption of the Directors' Plan receives an automatic grant of a First Option on the date of his or her initial appointment or election to the Board.

    After receiving a First Option, an Outside Director is automatically granted an additional option to purchase 5,000 Shares under the Directors' Plan (a "Subsequent Option") on the first day of each fiscal year of VLSI for so long as he or she remains an Outside Director. Each Subsequent Option becomes exercisable in full on the first day of the fourth fiscal year beginning after the date of grant of such option. The Directors' Plan provides for the grant of an immediately exercisable replenishment option (a "Replenishment Option") to purchase up to 20,000 Shares to any Outside Director whose First Option expires unexercised. As of December 25, 1998, options to purchase 65,000 Shares had been exercised under the Directors' Plan at a net realized value of $519,375, 160,000 Shares were subject to outstanding options, and 75,000 Shares remained available for future grant.

    During fiscal 1998, Subsequent Options to purchase 5,000 Shares at an exercise price of $21.625 per Share were granted to each of directors Bonelli, Dilworth, Howard, Low and Tsiang. Mr. Dilworth exercised Subsequent Options, which were due to expire on December 26, 1998, to purchase an aggregate of 5,000 Shares during fiscal 1998 for a net realized value of $12,190.

    During 1998, Robert P. Dilworth, a Board member since 1991, was selected by the Board as the lead director in connection with compensation and special matters. Mr. Dilworth earned consulting fees from VLSI for his services totaling $172,860. Mr. Dilworth subsequently became a Senior Vice President of VLSI in December 1998 at which point he ceased to be the lead director and the consulting arrangement with Mr. Dilworth was terminated. Upon becoming Senior Vice President of VLSI, Mr. Dilworth was granted an option to purchase 200,000 Shares on December 17, 1998, his actual date of hire, with an exercise price of $10.938 per Share.

                         EXECUTIVE OFFICER COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table, together with the footnotes thereto, summarizes the total compensation for fiscal year 1998 of (i) the Chief Executive Officer, (ii) the four other most highly compensated executive officers of VLSI who were serving as such at December 25, 1998 and (iii) two former executive officers (collectively, the "Named Executive Officers"), as well as the total compensation paid to each Named Executive Officer for VLSI's two previous fiscal years, if applicable.

                                                                                          LONG-TERM
                                                        ANNUAL COMPENSATION          COMPENSATION AWARDS
                                                -----------------------------------  --------------------    ALL OTHER
                                                                      OTHER ANNUAL        SECURITIES       COMPENSATION
                                                 SALARY      BONUS    COMPENSATION        UNDERLYING       -------------
NAME AND PRINCIPAL POSITION            YEAR      ($)(1)     ($)(2)       ($)(3)           OPTIONS(#)          ($)(5)
-----------------------------------  ---------  ---------  ---------  -------------  --------------------  -------------
Alfred J. Stein                           1998  $ 726,922  $       0   $         0         1,450,000(4)     $   454,779
Chairman of the Board and                 1997    693,232    600,000       100,331           150,000            381,434
Chief Executive Officer                   1996    643,849    452,000             0           950,000            424,989

John S. Hodgson (6)                       1998  $ 296,169  $       0   $         0           181,250(4)     $   104,873
Sr. Vice President,                       1997    186,032    130,000             0           125,000              1,925
Worldwide Sales and Technology            1996         --         --            --                --                 --
Centers

Thierry M. Laurent (7)                    1998  $ 295,392  $       0   $         0           145,000(4)     $         0
Sr. Vice President and                    1997    252,665    130,000             0            20,000                  0
General Manager,                          1996         --         --            --                --                 --
Communications Products Group

Victor K. Lee (8)                         1998  $ 184,423  $       0   $         0            55,000(4)     $    55,447
Acting Chief Financial Officer,           1997     58,558     20,000             0            20,000             51,014
Vice President and Corporate              1996         --         --            --                --                 --
Controller

Sunil Mehta (9)                           1998  $ 154,616  $       0   $         0            30,000(4)     $     5,537
Vice President and Treasurer              1997     76,404     20,000             0            20,000             11,550
                                          1996         --         --            --                --                 --

Richard M. Beyer (10)                     1998  $ 255,778  $       0   $         0           100,000(4)     $   529,019
Former President and                      1997    358,089    250,000             0            25,000              6,972
Chief Operating Officer                   1996    106,350    150,000             0           375,000              2,019

Douglas M. McBurnie (11)                  1998  $ 251,418  $       0   $         0            15,000(4)     $   818,221
Former Sr. Vice President,                1997    102,697     75,000             0                                1,717
Computer and Consumer                     1996         --         --            --                --                 --
Products Group

------------------------

(1) The amounts disclosed in this column include amounts earned in the fiscal year indicated but deferred by the Named Executive Officer pursuant to VLSI's 401(k) Investment/Retirement Plan (the "401(k) Plan"), and, beginning in 1997, VLSI's Non-Qualified Deferred Compensation Plan.

(2) The amounts disclosed in this column represent bonus awards made by VLSI under its Executive Performance Incentive Plan.

(3) Amounts exclude perquisites if the aggregate amount of the Named Executive Officer's perquisites was less than the lesser of $50,000 or 10% of such Named Executive Officer's salary plus bonus. The amounts in the "Other Annual Compensation" column include an amount received by Mr. Stein for stock held in a former subsidiary of VLSI, Compass Design Automation, Inc., upon the sale of the subsidiary in 1997.

(4) The amounts in this column for 1998, include (1) certain options granted on September 14, 1998 and October 12, 1998 pursuant to a company-wide option repricing, of which the following Named Executive Officers participated:
    Alfred J. Stein--150,000 Shares; John S. Hodgson--145,000 Shares; Thierry M. Laurent--120,000 Shares; Victor Lee--30,000 Shares; and Sunil Mehta--25,000 Shares; and (2) options for Messrs. Beyer--100,000 Shares and McBurnie--15,000 Shares, which were subsequently canceled upon their resignations.

(5) The amounts in the "All Other Compensation" column for fiscal year 1998 include:

    (a) VLSI contributions in fiscal 1998 under VLSI's 401(k) Plan, in the following amounts: Alfred J. Stein $4,800; Victor K. Lee $4,150; Sunil Mehta $4,638; and Richard M. Beyer $1,279.

    (b) VLSI contributions in fiscal 1998 under VLSI's Non-Qualified Deferred Compensation Plan to Victor K. Lee--$650; and Douglas M.
       McBurnie--$589,014. For three years, Mr. McBurnie earned an additional $500,000 annually payable at the end of each year of his service with VLSI.

    (c) Payment by VLSI of 1998 premiums for term life insurance for the Named Executive Officers in the following amounts: Alfred J. Stein $26,305; John S. Hodgson $4,873; Victor K. Lee $647; Sunil Mehta $899; Richard M. Beyer $2,740; and Douglas M. McBurnie $4,196.

    (d) Payment by VLSI of tax gross up payments on 1998 premiums for a split-dollar life insurance policy in the amount of $14,401 for Mr. Stein, payment by VLSI of retroactive tax gross up payments on premiums of $50,971 and payment by VLSI of the 1998 installment of a series of ten annual payments under a management and consulting agreement between Mr. Stein and VLSI in the amount of $358,302.

    (e) Payment by VLSI to Richard M. Beyer of $525,000 under a severance agreement dated August 14, 1998.

    (f) Payment by VLSI to John S. Hodgson of $100,000. See "Executive Officer Compensation-- Additional Compensation Arrangements."

    (g) Payment by VLSI to Victor K. Lee of $50,000. See "Executive Officer Compensation--Additional Compensation Arrangements."

    (h) Payment by VLSI to Douglas M. McBurnie of $225,010 under a severance agreement dated October 21, 1998.

(6) Mr. Hodgson joined VLSI in May 1997.

(7) Mr. Laurent became an executive officer in August 1997.

(8) Mr. Lee joined VLSI in August 1997 and received a $50,000 sign-on bonus.

(9) Mr. Mehta joined VLSI in June 1997 and received a $10,000 sign-on bonus.

(10) Mr. Beyer resigned from VLSI, effective September 11, 1998.

(11) Mr. McBurnie resigned from VLSI on October 21, 1998.

CHANGE-IN-CONTROL AGREEMENTS

    VLSI is a party to agreements with certain of its officers to help ensure management continuity, which agreements are designed to ensure the officers' continued services to VLSI in the event of a change in control. Under the agreements, benefits are payable only if the officer's employment is terminated by VLSI under certain circumstances within two years following a change in control of VLSI, or if the officer is constructively discharged during that period. For purposes of the agreements, a change in control of VLSI is deemed to have occurred in the event of: (1) VLSI stockholder approval of (i) a merger or consolidation of VLSI with any other corporation, other than a merger or consolidation upon which the voting securities of VLSI outstanding immediately before such merger or consolidation continue to represent at least 50% of the voting power of VLSI or such surviving entity immediately afterwards, (ii) a plan of liquidation or dissolution of VLSI, or (iii) the sale, lease or exchange of more than 50% of VLSI's assets;
(2) acquisition by any person or entity of beneficial ownership of 25% or more of the combined voting power of VLSI's then outstanding securities; or (3) a change of the majority of the Incumbent Directors (as defined therein) within a three-year period.

    If, within two years after a change in control, an officer's employment is terminated by VLSI without cause or the officer resigns for good reason, the officer will receive: (1) a severance benefit based on a multiple of his or her current annual base salary and the greater of (i) his or her most recent annual bonus or (ii) his or her projected annual bonus for the fiscal year in which the termination or resignation of employment occurs; and (2) continued welfare benefits for the two years following the officer's termination, on the same terms and conditions in effect prior to such officer's termination or resignation. In addition, the agreements provide that VLSI will take all actions necessary to amend all of the officer's stock option agreements to provide for full vesting of stock options upon a change in control and to permit the officer to exercise his stock options for a certain period following his termination of service. VLSI has also agreed to pay the officer the amount of any excise tax on the payment of any of the above benefits which constitute an "excess parachute payment" under Section 4999 of the Internal Revenue Code of 1986. As of March 16, 1999, change-in-control agreements had been entered into with the following Named Executive Officers: Thierry M. Laurent and John S. Hodgson. Under their agreements, Messrs. Laurent and Hodgson are to receive two times their annual salaries and annual bonuses.

STOCK OPTIONS

    The following table presents information with respect to options to purchase Shares granted during fiscal 1998 to the Named Executive Officers. No stock appreciation rights ("SARs") have been granted by VLSI.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                              INDIVIDUAL GRANTS(1)
                                -------------------------------------------------
                                NUMBER OF   % OF TOTAL                               POTENTIAL REALIZABLE VALUE AT
                                SECURITIES    OPTIONS                                   ASSUMED ANNUAL RATES OF
                                UNDERLYING  GRANTED TO                                 STOCK PRICE APPRECIATION
                                 OPTIONS     EMPLOYEES    EXERCISE                        FOR OPTION TERM(2)
                                 GRANTED     IN FISCAL      PRICE     EXPIRATION   ---------------------------------
NAME                               (#)        YEAR(4)      ($/SH)        DATE           5%($)            10%($)
------------------------------  ----------  -----------  -----------  -----------  ---------------  ----------------
Alfred J. Stein...............     300,000       2.2          15.310    10/08/06   $  2,214,740.00  $   5,314,348.00
                                 1,000,000       1.1           7.031    09/17/08      4,421,758.12     11,205,603.24
                                   150,000(3)      7.3         7.375    04/14/07        568,883.43      1,381,812.09
                                ----------   -----
                                 1,450,000      10.6

John S. Hodgson...............     125,000(3)      0.9         7.50     04/21/07   $    488,761.79  $   1,190,386.06
                                    20,000(3)      0.15        7.50     03/17/08         88,525.45        221,197.70
                                    36,250       0.27          7.50     09/14/08        170,980.73        433,298.73
                                ----------   -----
                                   181,250       1.32

Thierry M. Laurent............      75,000(3)      0.55        7.50     10/08/06   $    271,239.14  $     650,848.95
                                    20,000(3)      0.15        7.50     04/14/07         77,988.46        189,840.02
                                    25,000(3)      0.18        7.50     03/17/08        110,656.82        276,497.13
                                    25,000       0.18          7.50     09/14/08        117,917.74        298,826.71
                                ----------   -----
                                   145,000       1.06

Victor K. Lee.................      20,000(3)      0.15        7.50     08/21/07   $     81,953.90  $     201,482.51
                                    10,000(3)      0.07        7.50     03/17/08         44,272.29        110,627.94
                                    25,000       0.18          7.50     09/14/08        117,917.74        298,826.71
                                ----------   -----
                                    55,000       0.40

Sunil Mehta...................      20,000(3)      0.15        7.50     07/10/07   $     80,655.31  $     197,648.79
                                     5,000(3)      0.04        7.50     03/17/08         22,131.36         55,299.43
                                     5,000       0.04          7.50     09/14/08         23,583.55         59,765.34
                                ----------   -----
                                    30,000       0.23

Richard M. Beyer..............     100,000(5)      0.73       17.563    03/17/08   $  1,104,527.63  $   2,799,089.88

Douglas M. McBurnie...........      15,000(6)      0.11       17.563    03/17/08   $    164,147.98  $     417,425.37

------------------------

(1) All options to purchase Shares granted in 1998 to the Named Executive Officers have ten-year terms and become exercisable in annual 25% increments, commencing on the first anniversary of the original grant date, with full exercisability occurring on the fourth anniversary date. Also includes options granted in the repricing (see footnote (3) below). The per share exercise price is equal to the fair market value of the Shares on the Nasdaq National Market on the date of the grant. The options were granted under VLSI's 1992 Stock Plan (the "1992 Plan"), which is administered by the Compensation Committee. The Compensation Committee, consisting of Messrs. Howard and Bonelli, has broad discretion and authority to amend outstanding options and to reprice options, whether through an exchange of options or an amendment thereto. The 1992 Plan generally provides for acceleration of vesting of all outstanding options (such that they become exercisable in full) in the event of change in control, as defined in the 1992 Plan. Under the 1992 Plan, a change of control is deemed to have occurred in the event of (1)VLSI stockholder approval of (i) a merger or consolidation of VLSI with any other corporation, other than a merger or consolidation upon which the voting securities of VLSI outstanding immediately before such merger or consolidation continue to represent at least 50% of the voting power of VLSI or such surviving entity immediately afterwards or (ii) the sale or disposition of all or substantially all of VLSI's assets; (2) the acquisition by any person or entity of beneficial ownership of 50% or more of the combined voting power of VLSI's then outstanding securities; or (3) a change of the majority of the Incumbent Directors (as defined therein).

(2) For the Named Executive Officers, the potential realizable value is calculated starting with the fair market value on the date of grant and assuming that the Shares appreciate in value from the date of grant until the end of the option term at the annual rate specified (5% and 10%). Potential realizable value listed for the Named Executive Officers is net of the option exercise price. The assumed rates of appreciation are specified in Securities and Exchange Commission rules and do not represent VLSI's estimate or projection of future stock prices. Actual gains, if any, resulting from stock option exercises are dependent on the future performance of the Shares and the option holders' continued employment through the vesting period. There can be no assurance that the amounts reflected in this table will be achieved.

(3) Represents options granted in connection with a company-wide option repricing on September 14, 1998 and October 12, 1998.

(4) Based on options to purchase a total of 13,635,380 Shares granted to all employees during fiscal 1998.

(5) These options were subsequently canceled upon Mr. Beyer's resignation from VLSI in September 1998.

(6) These options were subsequently canceled upon Mr. McBurnie's resignation from VLSI in October 1998

    The number of Shares issued upon exercise of options and the value realized from any such exercise during the fiscal year ended December 25, 1998 and the number of exercisable and unexercisable options held and their value at December 25, 1998 for the Named Executive Officers of VLSI are set forth in the following table.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
                                     VALUES

                                                                          NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                                                                         UNDERLYING UNEXERCISED          IN-THE-MONEY
                                                                          OPTIONS AT FY-END(#)      OPTIONS AT FY-END($)(2)
                              SHARES ACQUIRED ON           VALUE         -----------------------  ---------------------------
NAME                              EXERCISE #          REALIZED($)(1)     EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE
---------------------------  ---------------------  -------------------  -----------------------  ---------------------------
Alfred J. Stein(3).........                0                     0            777,501/1,662,499           1,058,125/4,697,125
John S. Hodgson............                0                     0                    0/181,250                     0/657,031
Thierry M. Laurent.........                0                     0               94,500/182,500               220,688/530,313
Victor K. Lee..............                0                     0                     0/55,000                     0/199,375
Sunil Mehta................                0                     0                     0/30,000                     0/108,750
Richard M. Beyer...........                0                     0                     62,500/0                           0/0
Douglas M. McBurnie........                0                     0                          0/0                           0/0

------------------------

(1) Market value of underlying securities on the date of exercise, minus the exercise price.

(2) Market value of underlying securities at fiscal year end (for in-the-money options only) minus the exercise price.

(3) See "Executive Officer Compensation--Employee Agreements."

LONG TERM INCENTIVE PROGRAM

    On October 8, 1996, VLSI adopted a Long Term Incentive Program (the "LTIP") for key employees. Under the LTIP, the employees are granted stock options under VLSI's 1992 Stock Plan at fair market value. Options granted vest 50% on the fifth anniversary of the date of the grant and 50% on the sixth anniversary of the date of the grant. Early vesting occurs if the stock price reaches certain price levels and remains at that level for at least 20 consecutive trading days. Upon meeting each of the three price levels, 1/6 of the granted options vest immediately upon meeting the applicable price level and 1/6 vest 120 days after the applicable price level is met. Options were granted under the LTIP to the following Named Executive Officers in previous years at a price level of $10.00 over the fair market value of the underlying stock at the date of the grant, $20.00 over the fair market value of the underlying stock at the date of the grant and $30.00 over the fair market value of the underlying stock at the date of the grant: Alfred J. Stein--300,000, Richard M. Beyer--125,000 and Thierry M. Laurent--75,000.

    In 1998, VLSI allowed employees to reprice certain options held under the LTIP. The terms of the repriced options (the "New Options") are as follows: (1) all such New Options have no accelerating trigger events and full vesting occurs on the fourth year of such grant; (2) vesting of the New Options shall be 25% per year with any previously vested portion to remain vested; (3) all such New Options shall be subject to a nine-month blackout period in which such options may not be exercised except in the event of involuntary termination due to a reduction in force or employee's death or disability; and (4) the exercise price of such New Options was $7.50 per share, the closing price of the Shares on September 14, 1998. As of end of fiscal 1998, 50% of the options held by Messrs. Stein and Laurent were vested with 25% to vest in each of 1999 and 2000.

EMPLOYMENT AGREEMENTS

    During July and August of 1998, VLSI entered into two Employment Agreements (the "Employment Agreements") with Alfred J. Stein pursuant to which Mr. Stein will serve as VLSI's Chief Executive Officer and/or Chairman of the Board for a five-year term beginning in August 1998. Under the Employment Agreements, Mr. Stein receives an annual salary of $700,000, a bonus of 100% of his annual salary if VLSI's performance meets or exceeds selected performance targets, a $1,000,000 split-dollar life insurance policy with Mr. Stein as the insured, and 10 annual payments equal to the premium necessary to endow a single life insurance policy with a level death benefit of $5 million. In the event of Mr. Stein's voluntary or involuntary termination (including death or disability, mental or physical) other than for cause, he will receive (i) a lump sum payment equal to three years' compensation, defined as annual base pay plus an annual bonus, or, if greater, at his election, 60% of his highest annual base pay annually for his life, (ii) full vesting of outstanding stock options which shall be exercisable for twelve months following such termination and (iii) a bonus, pro rated for the amount he would have been paid if the termination had not occurred. In addition, Mr. Stein will be eligible to receive welfare benefits, as in effect at the date of termination, for his life and that of his spouse, at a cost to VLSI not to exceed $25,000 per year. Upon a change in control while Mr. Stein is employed by VLSI, Mr. Stein will receive (i) a lump sum payment equal to three years' compensation, defined as annual base pay plus an annual bonus, (ii) full vesting of all stock options which shall be exercisable for up to three months following his termination and (iii) entitlement to purchase his current outstanding options with a full recourse promissory note. Upon Mr. Stein's voluntary termination for good reason or involuntary termination, without cause, within two years of a change in control, Mr. Stein will also receive (i) welfare benefits, as in effect at the date of termination, for his life and that of his spouse, at a cost to VLSI not to exceed $25,000 per year, and for the three-year period following such termination, reimbursement for any income tax liability resulting from the receipt of such welfare benefits and (ii) office and secretarial support until Mr. Stein obtains full-time employment or consulting work. In addition, if any payment (a "Payment") by VLSI to or for the benefit of Mr. Stein (whether paid or payable under the Employment Agreements or otherwise) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, or any comparable federal, state, or local excise tax, then Mr. Stein will be entitled to receive an additional payment (a "Gross-Up-Payment") in an amount such that after the payment of all taxes on the Payment and on the Gross-Up-Payment, Mr. Stein will retain an amount equal to the Payment minus all applicable income and employment taxes on the Payment.

    VLSI will establish a non-discretionary supplemental retirement arrangement whereby, in 2003, Mr. Stein will receive a lump sum cash payment. On December 31 of each year of continued service with VLSI, the supplemental retirement benefit shall increase by an amount equal to 55% of Mr. Stein's annual base salary as in effect on the relevant date until December 31, 2002. In the event of Mr. Stein's involuntary termination, other than for cause, or voluntary termination, Mr. Stein shall receive 165% of his annual base salary in addition to any other benefits he may otherwise be entitled to receive. Mr. Stein will also receive up to $50,000 each year through August 2003 for expenses he incurs for estate, tax and financial planning or attorney's fees.

    In August of 1998, VLSI entered into a Supplemental Employment Agreement with Mr. Stein which provides that in addition to the compensation and benefits described above, VLSI will provide the following benefits to Mr. Stein: (1) installation of a home security system in each of the residences owned or acquired by Mr. Stein during his employment term or within three years thereafter (but not later than August, 2004), and the payment of periodic service fees for such systems, (2) the purchase of a new car in 1998 and, if the Employment Agreements are still in effect, in 2001, (3) the provision of a driver/security guard for Mr. Stein's use, and (4) during the term of the August 1998 Employment Agreement, the payment for a country club membership and the monthly dues for such membership.

    For purposes of Mr. Stein's Employment Agreements, a change in control is deemed to have occurred in the event of (1) VLSI stockholder approval of (i) a merger or consolidation of VLSI with any other corporation, other than a merger or consolidation upon which the voting securities of VLSI outstanding immediately before such merger or consolidation continue to represent at least 50% of the voting power of VLSI or such surviving entity immediately afterwards,
(ii) a plan of liquidation or dissolution, or (iii) the sale, lease or exchange of more than 50% of VLSI's assets; (2) acquisition by any person or entity of beneficial ownership of 25% or more of the combined voting power of VLSI's then outstanding securities; or (3) a change of the majority of the Incumbent Directors (as defined therein) within a three-year period.

    VLSI loaned Mr. Stein $6,215,031 to finance Mr. Stein's purchase of 646,821 Shares pursuant to his exercise of options on February 19, 1999 and February 22, 1999. The loan is unsecured, is due in 2004 and has an interest rate of 4.71% per annum.

NON-QUALIFIED DEFERRED COMPENSATION PLAN

    In June 1997, VLSI established a supplemental retirement plan for the benefit of a select group of management and highly compensated employees of VLSI. Under the Non-Qualified Deferred Compensation Plan, eligible employees, including officers and directors, may elect to defer up to 100% of their salary, commissions or bonuses. Participants who terminate with less than five years of service, for reasons other than disability or death, or with a distributable amount less than or equal to $20,000, receive a single sum lump payment upon termination. In all other cases, a participant may elect various methods of payment, including lump sum, quarterly, annual or percentage installments over a period ranging up to 15 years provided the election is made more than one year prior to termination. Subject to Internal Revenue Service limits, VLSI may, at its discretion, elect to match the deferred amount to the lesser of fifty percent of the compensation deferred under both the Non-Qualified Deferred Compensation Plan and VLSI's 401(k) plan or three percent of a participant's compensation for a Plan Year reduced by any matching contributions by VLSI pursuant to VLSI's 401(k) plan. During 1998, the following matching payments were made: one payment in the amount of $650 was made to Victor K. Lee; and two payments were made to Douglas M. McBurnie, one in the amount of $500,000 and another in the amount of $89,014.

ADDITIONAL COMPENSATION ARRANGEMENTS

    John S. Hodgson joined VLSI in May 1997 as Senior Vice President, Worldwide Sales and Technology Centers. VLSI agreed to pay Mr. Hodgson a bonus in the amount of $100,000 on the date of completion of his first year of service. If Mr. Hodgson leaves after one year of service but before completing two years of service, he must repay VLSI $50,000.

    Victor K. Lee joined VLSI in August 1997 as Vice President, Corporate Controller. VLSI agreed to pay Mr. Lee a bonus in the amount of $50,000 in August 1997. In addition, Mr. Lee received $50,000 after completing one year of service, and will receive an additional $25,000 upon completing two years of service.

SEVERANCE AGREEMENTS

    On August 14, 1998, VLSI and Richard M. Beyer, VLSI's former President and Chief Operating Officer, entered into an agreement, whereby Mr. Beyer terminated his employment with VLSI effective September 11, 1998 and was paid the sum of $525,000, less applicable deductions. Mr. Beyer held 500,000 options when he resigned, of which 327,084 unvested options were canceled, upon his termination from VLSI, and the exercise period for 62,500 vested stock options, previously granted to Mr. Beyer, was extended until September 11, 1999.

    On October 21, 1998, VLSI and Douglas M. McBurnie, VLSI's former Senior Vice President, Computer and Consumer Products Group, entered into an agreement, whereby Mr. McBurnie terminated his employment with VLSI and was paid nine months' salary amounting to $225,010.53, less applicable deductions. Mr. McBurnie was also paid the sum of $89,014 as a bonus payable in connection with an existing employment agreement between Mr. McBurnie and VLSI to be paid into his existing deferred compensation account.